Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-35404 and 333-46586) and on Form S-8 (No. 333-40905, 333-47185, 333-76767, 333-74787, 333-92507, 333-35408, 333-41572, 333-46584, 333-49812, 333-48914, 333-53282, 333-99623, 333-57202, 333-71878, 333-110075 and 333-114327), of our report dated April 30, 2004, relating to the statement of assets to be acquired and liabilities to be assumed of the Microelectronics Division Embedded PowerPC product set of International Business Machines Corporation as of December 31, 2003 and the related statement of net sales, cost of goods sold and selling, general and administrative expenses for the year ended December 31, 2003, which appear in the Current Report on Form 8-K/A of Applied Micro Circuits Corporation dated May 5, 2004.

/s/ PricewaterhouseCoopers LLP

Stamford, CT

July 6, 2004